Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 9 DATED MARCH 24, 2016
TO THE PROSPECTUS DATED OCTOBER 16, 2015

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated October 16, 2015, as supplemented by Supplement No. 1 dated November 10, 2015, Supplement No. 2 dated November 12, 2015, Supplement No. 3 dated December 1, 2015, Supplement No. 4 dated December 16, 2015, Supplement No. 5 dated December 18, 2015, Supplement No. 7 dated February 4, 2016 and Supplement No. 8 dated March 17, 2016. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering;

•	the appointment of a new independent director to our board of directors; and

•	the amendment and restatement of the Directors Compensation Plan (as described below).

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of March 23, 2016, we received and accepted subscriptions in our offering for 95.3 million shares, or $948.2 million, including 0.4 million shares, or $3.9 million, sold to NorthStar Realty Finance Corp. As of March 23, 2016, 70.5 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Appointment of New Independent Director to our Board of Directors
On March 21, 2016, our board of directors approved an increase in the size of our board from four to five directors, and elected Chris S. Westfahl to serve as an independent director on our board in the newly created directorship, effective on March 23, 2016. The Board also appointed Mr. Westfahl to serve as a member of our board's Audit Committee, effective on March 23, 2016. Mr. Westfahl will serve until our company’s next annual meeting of stockholders and until his successor, if any, is elected and duly qualifies.

Mr. Westfahl, age 50, is a Managing Director of Silverpeak Real Estate Partners. At Silverpeak, Mr. Westfahl focuses on providing general partnership equity on a strategic basis to experienced sponsors for acquisitions of residential, office and retail properties throughout the United States. Prior to joining Silverpeak in April 2010, Mr. Westfahl was a founder/principal in Elevation Advisors, a real estate advisory firm based in New York. Prior to that, for 10 years, Mr. Westfahl was a Managing Director with Lehman Brothers’ Principal Transaction Group where he directly invested equity and mezzanine capital and originated first mortgage debt. Prior to joining Lehman Brothers, Mr. Westfahl worked for nine years at GE Capital Real Estate where he was responsible for all new business origination in the Northeast region. Mr. Westfahl has a Bachelor of Arts from Boston College in Boston, Massachusetts and a Master of Business Administration from the University of Connecticut in Stamford, Connecticut.

The election of Mr. Westfahl to our board was not made pursuant to any arrangement or understanding between him and any other person. Mr. Westfahl will be eligible to participate in the Directors Compensation Plan (as described below), pursuant to which he is entitled to receive, among other benefits, the following: (i) annual cash compensation of $80,000 for his service on the Board, (ii) an initial grant of $50,000 in shares of our restricted Class A common stock upon his appointment to our board and (iii) a grant of $35,000 in shares of our restricted Class A common stock in the event of his subsequent re-election to the Board. All compensation awarded pursuant to the Directors Compensation Plan is subject to the terms, conditions and restrictions stated therein.

Amendment and Restatement of the Directors Compensation Plan
On March 21, 2016, our board approved and adopted our Second Amended and Restated Independent Directors Compensation Plan, or the Directors Compensation Plan, which was amended and restated to provide for the compensation of members of the Board who are not members of management of our company, our sponsor or our advisor, but who are also not “independent directors” as defined in our charter.

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